Mail Stop 4561

February 24, 2009

Ronald W. Hovsepian
President and Chief Executive Officer
Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451
Via facsimile also at: (781) 464-8100

> **Re:**   **Novell, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed on December 23, 2008**
> **File No. 000-13351**

Dear Mr. Hovsepian:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief